6/5 KY

AMEND


03053536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Equity Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Dove Street, Ste 550
(No. and Street)

Newport Beach, (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carin R. Amaradio (949) 975-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shirley R. Miller
(Name – *if individual, state last, first, middle name*)

2726 Peachtree (Address), Ontario, (City) CA (State) 91761 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carin R. Amaradio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Equity Group, as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LAURIE ANN THOMPSON
Comm. # 1280079
NOTARY PUBLIC-CALIFORNIA
Orange County
My Comm. Expires Nov. 7, 2004

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES EQUITY GROUP
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 134,816
NET CAPITAL	85,234
MINIMUM NET CAPITAL REQUIRED	50,000
EXCESS NET CAPITAL	$ 35,234

NET CAPITAL PER THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 85,762
ADD: AUDIT ADJUSTMENTS (SEE DETAIL BELOW)	(528)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	$ 85,234

NOTE: ADJUSTMENTS TO NET CAPITAL PER AUDITOR INCLUDED

POSTING OF PREPAID EXPENSES	$ 14,876
POSTING OF DEPRECIATION EXPENSE	(338)
POSTING OF LEGAL EXPENSES	(528)
LESS: ACCUMULATED DEPRECIATION DISALLOWED	338
LESS: PREPAID EXPENSES DISALLOWED	(14,876)
	$(528)

California All-Purpose Certificate of Acknowledgment

State of California
County of San Bernardino

On Feb 22 (Date) before me, Rod B. Johnson, Notary Public (Name, title - e.g., John Doe, Notary Public)
personally appeared Shirley R. Miller (Name(s) of Signers(s))

☑ Personally known to me
OR
☐ Proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



ROD B. JOHNSON
COMM. #1290281
NOTARY PUBLIC - CALIFORNIA
SAN BERNARDINO COUNTY
My Comm. Expires Jan. 12, 2005
TCC1

Seal

[signature]
Signature of Notary

Rod B. Johnson Jan 12, 2005
Print Notary's Name, County in which Commissioned and Commission Expiration Date

OPTIONAL

The data below is not required by law, however it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

Signature Authority of Signer:

☐ Individual
☐ Corporate Officer(s)

____
Title(s)

☐ Partner
  ☐ *Limited*
  ☐ *General*
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Guardian/Conservator
☐ Other: ______________________

Name(s) of Person(s) OR Entity(ies) Signer is representing:

____

____

Description of Attached Document

____

Title or Type of Document

____

Number of Pages

____

Date of Document

Signer(s) Other than Named Above:

____

____

____

SECURITIES EQUITY GROUP
(FORMERLY SELECT SECURITIES GROUP, INC.)
(SEC I.D. No. 8-51706)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

SECURITIES EQUITY GROUP

TABLE OF CONTENTS

SHIRLEY R. MILLER
CERTIFIED PUBLIC ACCOUNTANT
2726 Peachtree
Ontario, CA 91761
(909) 947-1171

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Securities Equity Group
1201 Dove Street, Suite 550
Newport Beach, California 92660

Dear Directors:

I have audited the accompanying statement of financial condition of Securities Equity Group as of December 31, 2002 and the related statements of operations, retained earnings, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Equity Group as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The

supplemental schedule of computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Respectfully submitted,



Shirley R. Miller, CPA

February 19, 2003
Ontario, California

SECURITIES EQUITY GROUP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash in bank	$ 33,121	
Cash on deposit	50,000	
Commissions receivable	24,710	
Prepaid expenses	14,876	
Total current assets		$ 122,707
LONG TERM ASSETS		
Deposits		3,984
Investments		29,300
Fixed assets, net of depreciation		760
TOTAL ASSETS		$ 156,751

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable		$ 21,935
SHAREHOLDERS' EQUITY		
Common stock, no par value; 60,000 shares authorized; 60,000 shares issued & outstanding	$ 60,000	
Additional paid-in capital	58,400	
Retained earnings	16,416	
Total Shareholders' equity		134,816
TOTAL		$ 156,751

This Statement is subject to comments incorporated in the Independent Auditor's Report and Notes to Financial Statements, which are an integral part of this report.

SECURITIES EQUITY GROUP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions	$ 993,790	
Interest income	714	
Total revenues		$ 994,504
EXPENSES		
Commissions	643,815	
Management fees	175,000	
Clearing costs	128,873	
Office expenses	22,051	
Professional fees	15,910	
Regulatory fees	20,973	
Insurance	18,495	
Depreciation	338	
Total Expenses		1,025,455
Loss from Operations		(30,951)
Provision for Income Taxes		447
Net Loss		$ (30,504)

This Statement is subject to comments incorporated in the Independent Auditor's Report and Notes to Financial Statements, which are an integral part of this report.

SECURITIES EQUITY GROUP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS TO OPERATING ACTIVITIES	
Net loss from operations	$ (30,504)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	338
Increase in commissions receivable	(7,817)
Increase in prepaid expenses	(2,185)
Decrease in deposits	831
Increase in commissions payable	19,302
Net cash to operating activities	(20,035)
NET DECREASE IN CASH	(20,035)
CASH, BEGINNING OF YEAR	53,156
CASH, END OF YEAR	$ 33,121

This Statement is subject to comments incorporated in the Independent Auditor's Report and Notes to Financial Statements, which are an integral part of this report.

SECURITIES EQUITY GROUP
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock-holders' Equity Total
Balance - December 31, 1999	$ 60,000	$ 35,000	$ (24,994)	$ 70,006
Contributions Of capital		23,400		23,400
Net Income			44,050	44,050
Balance- December 31, 2000	$ 60,000	$ 58,400	$ 19,056	$ 137,456
Net Income			27,864	27,864
Balance- December 31, 2001	$ 60,000	$ 58,400	$ 46,920	$ 165,320
Net Loss			(30,504)	(30,504)
Balance- December 31, 2002	$ 60,000	$ 58,400	$ 16,416	$ 134,816

This Statement is subject to comments incorporated in the Independent Auditor's Report and Notes to Financial Statements, which are an integral part of this report.

SECURITIES EQUITY GROUP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: History

Securities Equity Group (the Company), a California Corporation was formed on March 25, 1997 under the name of Select Securities Group, Inc. The Company's common stock was subsequently acquired by the company's current owner on March 29, 1999, and its name was changed to Securities Equity Group. The Company obtained approval to begin operations from the National Association of Securities Dealers on September 28, 1999 and commenced operations as a general securities broker/dealer on April 27, 2000.

NOTE 2: Regulatory Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commisssion's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $85,234 which was $35,234 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K) (2) (ii) of the Rule.

NOTE 3: Summary of Significant Accounting Policies

Cash and Cash Equivalents-For purposes of reporting cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Investments-The Company owns 2300 shares of NASDAQ restricted stock which it does not plan to dispose of within the next year.

Property and Equipment-Computer equipment is recorded at cost and is depreciated over the estimated five-year useful life of the equipment.

NOTE 4: Related Party Transactions

During the current year the Company paid $175,000 in management fees to a company solely owned by the Company's sole shareholder. The management fees primarily paid for executive salaries, clerical salaries, and customary office expenses. Fees are payable monthly, but may be waived or deferred if such fees would jeopardize capital requirement.

During the current year the Company paid $246,488 in brokerage commissions to the Company's sole shareholder. Commissions were paid on a contractual percentage basis similar to commissions paid to other independent brokers.

NOTE 5: Summary of Significant Subsequent Events

No significant subsequent events were noted as of the date of the report.

NOTE 6: Legal Matters

During the year, 2001,an NASD arbitration claim was filed in which the company was named as one of the defendants. A former client alleges damages due to a drop in account value caused by market conditions. The loss occurred after the account was transferred away from the company. The company's counsel feels that the likelihood of a negative outcome is remote. As such, no allowance has been made for potential settlement.

NOTE 7: Matter of Going Concern

The Company began operations less than three years ago and has experienced significant revenues related to operations. The management of the Company recognizes, however, that losses could occur as part of establishing itself in the industry. The sole shareholder has pledged to infuse capital if needed to allow the Company to have adequate cash flow during it's start up phase. In accordance with that pledge, the sole shareholder contributed $58,400 of additional paid in capital during 1999 and 2000. No such infusions have been considered necessary during the most recent two years. The Company's management feels confident that it will be able to continue operations and meet cash flow requirements.

SECURITIES EQUITY GROUP
COMPUTATION OF NET CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 134,816
NET CAPITAL	85,234
MINIMUM NET CAPITAL REQUIRED	50,000
EXCESS NET CAPITAL	$ 35,234

NET CAPITAL PER THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 85,762
ADD: AUDIT ADJUSTMENTS	(528)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	$ 85,234

SHIRLEY R. MILLER
CERTIFIED PUBLIC ACCOUNTANT
2726 Peachtree
Ontario, CA 91761
(909) 947-1171

February 19, 2003

Board of Directors
Securities Equity Group
1201 Dove Street, Suite 550
Newport Beach, California 92660

Dear Directors:

In planning and performing my audit of the financial statements of Securities Equity Group for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies

and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no condition that I believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Securities Equity Group may occur and not be detected within a timely period.

I understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in my study, I believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Respectfully submitted,



Shirley R. Miller, CPA